UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41986

Australian Oilseeds Holdings Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41986	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

126 – 142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +02 6942 4347

Not Applicable

(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into a Material Definitive Agreement and Unregistered Sale of Equity Securities.

On March 25, 2026, Australian Oilseeds Holdings Limited (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain accredited investors, non-US Persons, and other qualified purchasers (the “Purchasers”) for a private placement offering (“Private Placement”), pursuant to which the Company would receive gross proceeds of up to $8,400,000, before deducting any offering expenses, in consideration of up to 16,800,000 units (the “Units”) at a purchase price per Unit of $0.50, with each Unit consisting of (i) one class A ordinary share of the Company of a nominal or par value of US$0.0001 per share (the “Ordinary Shares”) and (ii) one warrant (the “Warrants”), with each Warrant to be exercisable to purchase up to two Ordinary Shares (the “Warrant Shares”) at an exercise price of $0.70 per Warrant Share.

The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Private Placement will close once the closing conditions are satisfied.

The Company will file with the Securities and Exchange Commission a Registration Statement covering the resale of all of the registrable securities issued pursuant to the Securities Purchase Agreement.

The securities sold in the Private Placement were sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S promulgated thereunder. Each of the Purchasers represented that it is either an accredited investor which has purchased the securities as an investment in a private placement that did not involve a general solicitation, or is not a “U.S. Person” as defined in Rule 902 under the Securities Act and is acquiring the Securities in an “offshore transaction”. The Ordinary Shares to be issued upon exercise of the Warrants have not been registered under the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements. This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Securities Purchase Agreement and Form of Warrant, attached hereto as Exhibits 10.1 and 10.2, respectively, each of which are incorporated herein by reference.

Change of Auditor

On March 25, 2026, the Company appointed Assentsure PAC (“Assentsure”) as its independent registered public accounting firm, effective on March 25, 2026. Assentsure replaces BDO Audit Pty Ltd (“BDO”), the former independent registered public accounting firm, whose resignation was accepted by the Company on March 11, 2026. The appointment of Assentsure was made after careful consideration and evaluation process by the Company and has been approved by the audit committee of the board of directors of the Company. The Company and BDO confirm that this change was not the result of any disagreement between the Company and BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The Company has provided BDO with a copy of the above disclosure and requested that BDO furnish a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of BDO letter is filed hereto as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Assentsure, neither the Company, nor someone on behalf of the Company, has consulted Assentsure regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that Assentsure concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
10.2	Form of Warrant
16.1	Letter of BDO Audit Pty Ltd to the U.S. Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Australian Oilseeds Holdings Ltd

Date: March 26, 2026	By:	/s/ Saw Khoon Ming
	Name:	Saw Khoon Ming
	Title:	Co-Chief Executive Officer

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